
January 28, 2014

<u>Via Facsimile</u>
Mr. Matt Kelly
Chief Financial Officer
Bravo Enterprises Ltd.
35 South Ocean Avenue
Patchogue, NY 11772

      Re: **Bravo Enterprises Ltd.**
              Form 10-K for the Fiscal Year ended December 31, 2012
              Filed April 16, 2013
              File No. 000-13577

Dear Mr. Kelly:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Karl Hiller

                         Karl Hiller
                         Branch Chief